Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES RECORD-BREAKING RESULTS FOR 2005
FOR IMMEDIATE RELEASE: February 22, 2006
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its financial results for the year ended December 31, 2005. The Company’s net earnings for 2005 were $53.6 million, or $1.54 per diluted weighted average share, compared to $34.9 million, or $1.01 per diluted share, in 2004. Net earnings for 2005 included gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of property that was not being used in the Company’s operations. Excluding these gains, which the Company does not consider part of its normal operations, net earnings for the year ended December 31, 2005 would have been $49.5 million, or $1.43 per diluted weighted average share. Net earnings in 2004 included non-recurring income tax charges of $2.1 million; excluding this amount, net earnings would have been $37.0 million, or $1.07 per diluted weighted average share for 2004. All dollar amounts are presented in United States dollars.
Gross auction sales for the year ended December 31, 2005 were a record $2.09 billion, 17% higher than gross auction sales in 2004. Auction revenues in 2005 were $212.6 million, an increase of 17% compared to the prior year. The Company’s auction revenue rate (auction revenues as a percentage of gross auction sales) was 10.16% in 2005, compared to 10.19% in 2004.
Ritchie Bros. held 153 industrial auctions in 11 countries throughout North America, Europe, the Middle East, Africa, Asia and Australia in 2005. The Company set 12 regional gross auction sales records during the year, including the largest auction held in the Company’s history in February 2005 at Orlando, Florida with gross auction sales of $79 million. The Company also held 99 agricultural auctions in 2005, which generated gross auction sales of $76.4 million, compared to 93 agricultural auctions with gross auction sales of $45.2 million in 2004.
During 2005, Ritchie Bros. sold more items and served more customers than in any prior year. The Company sold over 203,000 lots from nearly 28,000 industrial consignments and had approximately 214,000 bidder registrations at its industrial auctions. Internet bidding continued to enhance the Company’s live auctions, and in 2005 the Company sold over $270 million worth of trucks and equipment to on-line buyers using the Company’s rbauctionBid-Live system.
Although the Company’s auctions varied in size in 2005, the average Ritchie Bros. industrial auction in 2005 attracted nearly 1,400 bidder registrations and featured more than 1,300 lots consigned by 182 consignors, generating average gross auction sales of approximately $13.2 million per auction, all of which represented increases over the equivalent 2004 statistics.
Peter Blake, the Company’s CEO, commented: “Our 2005 results again demonstrated that our unreserved auctions create real value for our customers. It’s because of this value that the number of buyers and sellers participating in our auctions continues to increase. With more and more customers choosing to buy and sell at our auctions, we are enjoying tremendous momentum. This not only fueled our success in 2005, it gives us great confidence as we kick off the 2006 auction season.”
Mr. Blake added: “We remain committed to our core values and two simple objectives – maintaining our culture and growing our earnings. Every member of the Ritchie Bros. team is committed to providing excellent customer service and building long-lasting customer relationships based on trust and integrity.

The Company was built on these principles and we believe they will help us achieve our objectives in future years. As our company continues to increase in size, by adding people, building auction sites, and expanding our geographic reach, we will stay true to these founding principles.”
For the quarter ended December 31, 2005, gross auction sales were $589.9 million and auction revenues were $59.9 million. The auction revenue rate was 10.16%. Net earnings for the quarter were $14.2 million, or $0.41 per diluted weighted average share, compared to $11.3 million, or $0.33 per diluted share, in 2004.
The Company’s Board of Directors today announced the appointment of Robert W. Murdoch to the Company’s Board, effective February 20, 2006. Mr. Murdoch brings extensive experience to his new role with the Company. He was the President and CEO of Lafarge Corporation and remains a director of that company. He is also a director of Lafarge Corporation’s majority shareholder Lafarge S.A. Paris, as well as a director of Sierra Systems Group Inc., Lallemand Inc. and Timberwest Forest Corp.
Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2005 financial results at 8:00am Pacific Time (11:00am Eastern Time) on February 22, 2006. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; opportunities for growth of our workforce, auction sites and geographic reach; and the implementation of the Company’s growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations (USD thousands, except	Year ended	Year ended
share and per share amounts)	December 31, 2005	December 31, 2004

Gross auction sales	$2,092,841	$1,789,402

Auction revenues	$212,633	$182,257
Direct expenses	27,035	23,472

	185,598	158,785

Expenses
Depreciation and amortization	13,172	12,708
General and administrative	94,670	85,667

Earnings from operations	77,756	60,410

Other income (expenses)
Interest expense	(2,224)	(3,217)
Gain on disposition of capital assets (1)	6,565	229
Other income	417	824

Earnings before income taxes	82,514	58,246

Income taxes (2)	28,934	23,347

Net earnings	$53,580	$34,899

Net earnings per share	$1.56	$1.02
Net earnings per share — diluted	$1.54	$1.01

Weighted average shares outstanding	34,366,311	34,160,678
Diluted weighted average shares outstanding	34,731,940	34,499,222

Net earnings in accordance with GAAP	$53,580	$34,899
Less: after-tax gain on sale of excess property (1)	(4,065)	—
Adjustment relating to non-recurring income taxes (2)	—	2,106

Adjusted net earnings	$49,515	$37,005

Adjusted net earnings per share	$1.44	$1.08
Adjusted net earnings per share — diluted	$1.43	$1.07

(1)	Net earnings for the year ended December 31, 2005 included total gains of $6,431 ($4,065 or $0.11 per diluted share after tax) recorded on the sale of excess property. The Company has highlighted this amount because it does not consider these gains to be part of its normal operations.

(2)	Income taxes for the year ended December 31, 2004 included a charge of $2,106 relating to the realization of foreign exchange gains recorded at the subsidiary level in connection with term debt that came due in the second half of 2004. The Company does not expect to incur a similar charge in subsequent periods. Excluding this charge, income taxes for the year ended December 31, 2004 would have been $21,241.

Consolidated Statements of Operations (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	December 31, 2005	December 31, 2004

	(unaudited)	(unaudited)

Gross auction sales	$589,865	$549,796

Auction revenues	$59,933	$57,142
Direct expenses	8,472	8,067

	51,461	49,075

Expenses
Depreciation and amortization	3,111	3,455
General and administrative	26,354	24,841

Consolidated Statements of Operations (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	December 31, 2005	December 31, 2004

Earnings from operations	21,996	20,779

Other income (expenses)
Interest expense	(456)	(769)
Other income	110	449

Earnings before income taxes	21,650	20,459

Income taxes (1)	7,447	9,124

Net earnings	$14,203	$11,335

Net earnings per share	$0.41	$0.34
Net earnings per share — diluted	$0.41	$0.33

Weighted average shares outstanding	34,417,481	34,248,778
Diluted weighted average shares outstanding	34,792,938	34,576,300

Net earnings in accordance with GAAP	$14,203	$11,335
Adjustment relating to non-recurring income taxes (1)	—	1,218

Adjusted net earnings	$14,203	$12,553

Adjusted net earnings per share	$0.41	$0.37
Adjusted net earnings per share — diluted	$0.41	$0.36

(1)	Income taxes for the quarter ended December 31, 2004 included a charge of $1,218 relating to the realization of foreign exchange gains recorded at the subsidiary level in connection with term debt that came due in the second half of 2004. The Company does not expect to incur a similar charge in subsequent periods. Excluding this charge, income taxes for the quarter ended December 31, 2004 would have been $7,906.

Selected Balance Sheet Data (USD thousands)	December 31, 2005	December 31, 2004

Current assets	$209,457	$171,302
Current liabilities	125,349	134,431

Working capital	$84,108	$36,871

Total assets	500,896	443,100
Long-term debt	43,322	10,792
Total shareholders’ equity	325,183	289,264

Selected Operating Data (unaudited)

Auction revenues as percentage of gross auction sales (12 mos)	10.16%	10.19%
Number of consignors at industrial auctions (12 mos)	27,912	24,868
Number of bidders at industrial auctions (12 mos)	213,896	202,571
Number of buyers at industrial auctions (12 mos)	62,832	58,858
Number of permanent auction sites	23	22
Number of regional auction units	7	7

For further information, please contact:
Jeremy Black
Senior Manager – Finance
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com